December 23, 2016

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
Nuveen Investment Trust V
Registration on Form N-1A
Post-Effective Amendment No. 43
(Registration Statement File Nos. 333-138592, 811-21979)

Ladies and Gentleman:

    On behalf of the Nuveen NWQ Flexible Income Fund and Nuveen Preferred Securities Fund (the “Funds”), each a series of Nuveen Investment Trust V (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended. Post-Effective Amendment No. 43 was originally filed with the Securities and Exchange Commission on November 30, 2016. No securities of the Funds were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely, NUVEEN INVESTMENT TRUST V

By:	/s/ Kathleen L. Prudhomme
Kathleen L. Prudhomme,
Vice President and Secretary